Exhbit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent registered public accountants, we consent to the incorporation by reference in the Registration Statements (No. 333-147801 and No. 2-80883) on Form S-8 and Registration Statements (No. 33-54104 and No. 33-29220) on Form S-3 of Old Republic International Corporation of our report dated June 30, 2014, relating to the statements of net assets available for benefits of Old Republic International Corporation Employees Savings and Stock Ownership Plan as of December 31, 2013 and 2012, the related statement of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of Old Republic International Corporation Employees Savings and Stock Ownership Plan.

/s/ Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
June 30, 2014